UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

9 Hapsagot St.
Park Ofer 2, P.O. Box 3143
Petach-Tikva 4951041, Israel
Tel: +972 (3) 918-0000
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

The following documents are attached hereto:

•	Exhibit 99.1. Unaudited Condensed Consolidated Financial Statements of the Company as of and for the nine months ended September 30, 2024.

•
Exhibit 99.2. Operating and Financial Review and Prospects in connection with the Unaudited Condensed Consolidated Financial Statements of the Company as of and for the nine months ended September 30, 2024.

The Unaudited Condensed Consolidated Financial Statements of the Company as of and for the nine months ended September 30, 2024 attached as Exhibit 99.1 and the Operating and Financial Review and Prospects in connection with the Unaudited Condensed Consolidated Financial Statements of the Company as of and for the nine months ended September 30, 2024 attached as Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-200367, 333-202850, 333-216755, 333-223729, 333-230269, 333-236909, 333-254152, 333-254154, 333-263436, 333-270222, 333-270223, 333-277932 and 333-280349) and on Form F-3 (File No. 333-282772) .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CyberArk Software Ltd.

By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer

Date: December 5, 2024

EXHIBIT INDEX

Exhibit No.	Document Description
99.1	Unaudited Condensed Consolidated Financial Statements of the Company as of and for the nine months ended September 30, 2024.
99.2	Operating and Financial Review and Prospects in connection with the Unaudited Condensed Consolidated Financial Statements of the Company as of and for the nine months ended September 30, 2024.